Jason E. Fox
Chief Executive Officer

TEL +1-212-492-1102
FAX +1-212-492-8922
jfox@wpcarey.com

September 21, 2022

VIA EDGAR

Ms. Amanda Ravitz and Ms. Barbara Jacobs
United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, NE
Washington, D.C. 20549-0405

Re:    W. P. Carey Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed March 28, 2022
    File No. 001-13779

Dear Ms. Ravitz and Ms. Jacobs:

We respectfully acknowledge the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated August 31, 2022, with respect to the Definitive Proxy Statement on Schedule 14A filed March 28, 2022 for the year ended December 31, 2021 filed by W. P. Carey Inc. (the “Company” or “W. P. Carey”).

The Company confirms that we will address your comments in our future proxy disclosures in accordance with the letter as well as any material developments to our risk oversight structure.

Sincerely,

/s/ Jason E. Fox
Jason E. Fox
Chief Executive Officer
cc:    Sapna Sanagavarapu, Esq.
W. P. Carey Inc.